

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 19, 2022

Gregg Felton
Co-Chief Executive Officer and Director
Altus Power, Inc.
2200 Atlantic Street
6th Floor
Stamford, Connecticut 06902

Lars Norell
Co-Chief Executive Officer and Director
Altus Power, Inc.
2200 Atlantic Street
6th Floor
Stamford, Connecticut 06902

> **Re: Altus Power, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 10, 2022**
> **File No. 333-262072**

Dear Mr. Felton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Carl Marcellino, Esq.